Exhibit 99.2

September 26, 2022

• Nova Scotia Securities Commission	• Securities Commission of Newfoundland and Labrador

• Alberta Securities Commission	• Saskatchewan Financial and Consumer Affairs Authority

• Manitoba Securities Commission	• New Brunswick Financial and Consumer Services Commission

• Ontario Securities Commission	• British Columbia Securities Commission

• Superintendent of Securities, Prince Edward Island	• Autorité des marchés financiers

• Superintendent of Securities, Northwest Territories	• Superintendent of Securities, Yukon Territory

• Superintendent of Securities, Nunavut

RE: Brookfield Asset Management Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Special Meeting of Shareholders:

Date of meeting:	November 9, 2022

Record date for notice:	October 3, 2022

Record date for voting:	October 3, 2022

Beneficial ownership determination date:	October 3, 2022

Securities entitled to notice:	Class A Limited Voting Shares Class B Limited Voting Shares Class A Preference Shares, Series 8 Class A Preference Shares, Series 9

Securities entitled to vote:	Class A Limited Voting Shares Class B Limited Voting Shares Class A Preference Shares, Series 8 Class A Preference Shares, Series 9

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

TSX TRUST COMPANY

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM